





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68473

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCP SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 THIRD AVENUE, 25TH FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JILL RECKAMP 239-810-9646
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.
(Name – *if individual, state last, first, middle name*)

100 E SYBELIA AVE, STE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JILL RECKAMP _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

MCP SECURITIES, LLC _____ , as

of DECEMBER 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____



_____

Signature

FINOP/CFO
_____
Title

 

JAMES B SUBER
NOTARY PUBLIC, GEORGIA
COBB COUNTY
My Commission Expires January 26, 2021

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCP SECURITIES, LLC
FINANCIAL STATEMENTS AND SCHEDULES

December 31, 2018
With Report of Registered Public Accounting Firm

MCP SECURITIES, LLC
Financial Statements for the Year Ended December 31, 2018
Table of Contents



Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of MCP Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCP Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of MCP Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MCP Securities, LLC's management. Our responsibility is to express an opinion on MCP Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MCP Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III (see page numbers 10 & 11) has been subjected to audit procedures performed in conjunction with the audit of MCP Securities, LLC's financial statements. The supplemental information is the responsibility of MCP Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as MCP Securities, LLC's auditor since 2016.

Maitland, Florida

March 15, 2019

MCP SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2018

ASSETS

Cash	$	333,476
Accounts receivable		3,342,683
Property and equipment, at cost, less accumulated depreciation and amortization of $5,991		17,284
Prepaid expenses and other assets		123,090
Total assets	$	3,816,533

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	56,250
Deferred rent		60,993
Subordinated loan		200,000
Subordinated loan accrued interest		2,380
Total liabilities		319,623
Member's equity		3,496,910
Total liabilities and member's equity	$	3,816,533

The accompanying notes are an integral part of these financial statements.

MCP SECURITIES, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2018

REVENUES		
Investment banking fees	$	32,218,240
Placement fees		3,104,000
Advisory fees		50,000
Other income		100,985
Total revenues		35,473,225
EXPENSES		
Compensation and benefits		33,062,936
Communications		11,001
Interest expense		2,380
Professional fees		146,816
Occupancy (related party)		167,885
Occupancy (other)		81,629
Regulatory fees		40,621
Technology		73,438
Other operating expenses		353,766
Total expenses		33,940,472
NET INCOME (LOSS)	$	1,532,753

The accompanying notes are an integral part of these financial statements.

MCP SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2018

Balance, December 31, 2017	$ 1,749,157
Member's Contributions	275,000
Member's Distributions	(60,000)
Net Income (Loss)	1,532,753
Balance, December 31, 2018	$ 3,496,910

MCP SECURITIES, LLC
STATEMENT OF CHANGES IN SUBORDINATED LIABILITIES
For the Year Ended December 31, 2018

Balance, December 31, 2017	$	-
Increases		200,000
Balance, December 31, 2018	$	200,000

The accompanying notes are an integral part of these financial statements.

MCP SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income (loss)	$ 1,532,753
Adjustments to reconcile net income (loss) to net cash used by operating activities:	
Depreciation and amortization	2,234
Changes in operating assets and liabilities	
Accounts receivable	(1,879,850)
Prepaid expenses and other assets	(82,740)
Accounts payable and accrued liabilities	36,062
Deferred rent	60,993
Net cash used by operating activities	(330,548)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of fixed assets	(8,714)
Net cash used in investing activities	(8,714)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Subordinated Loan	200,000
Member's Contributions	275,000
Member's Distributions	(60,000)
Net cash provided by financing activities	415,000
NET CHANGE IN CASH	75,738
CASH:	
Beginning of period	257,738
End of period	$ 333,476

The accompanying notes are an integral part of these financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: MCP Securities, LLC (the "Company"), a Delaware Limited Liability Company organized in December 2009, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of McCarvill Capital Partners, LLC ("Member"). The Member purchased the Company in April 2016.

The Company's primary purpose is to provide funding for private placement of securities.

Basis of Presentation: The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of Amercia.

Income Taxes: As a single member limited liability company, the Comany is a disregarded entity for federal income tax purposes. Income taxes are, therefore, the responsibility of the Member of the Company.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company is subject to New York City taxes.   The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The member and the Company are generally not subject to U.S. federal, state, or local income tax examinations related to the Company's activities for tax years before 2014.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"), which creates a single framework for recognizing revenue from contracts with customers that fall within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over goods or service to a customer. Services within the scope of ASC 606 include investment banking M&A advisory fees.

Revenue from Contracts with Customers: Investment banking, merger and acquisition (M&A) services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Cash and Cash Equivalents: For the purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. The Company maintains its bank accounts at a high credit quality bank in the United States. Balances, at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Accounts Receivables: Accounts receivable consist of trade receivables for the private placement of securities. The Company regularly reviews its accounts receivable for any bad debts. The review for bad debts is based on an analysis of the Company's collection experience, customer worthiness, and current economic trends. At December 31, 2018 the Company did not have an allowance for doubtful accounts as all receivable amounts are deemed to be fully collectible.

Property and Equipment: Property and equipment are carried at cost and depreciated using the straight-line method over the estimated useful lives of the asset which is estimated to be five years. Depreciation expense for the year ended December 31, 2018 equaled $2,234.

Lease Pronouncement: In February 2016, the FASB issued ASU 2016-02 Leases - (Topic842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

NOTE B - NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $213,852, which was $205,877 more than its required net capital of $7,975 and the ratio of aggregate indebtedness to net capital was .5594 to 1.0.

NOTE C - RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement with McCarvill Capital Partners LLC ("McCarvill"), an entity owned by an officer of the Company. The agreement became effective September 30, 2015. Under the agreement McCarvill paid the monthly rent expenses and allocated expenses to the Company based on the Company's usage of space. The expense sharing agreement was terminated in September 2018.

The amount expensed in the financial statements for 2018 under the arrangement with McCarvill is $146,020.

NOTE D - COMMITMENTS AND CONTINGENCIES

The Company does not have any commitments or contingencies, other than lease (Note F).

NOTE E - BUSINESS CONCENTRATIONS

The Company earned revenue from two major customers that accounted for 93% of revenue earned

NOTE F - LEASES

The Company occupies office facilities leased under an operating lease. The Company entered into a sixty month lease agreement on October 26, 2018.

Future minimum rental payments under the office premises leases are the following:

2019	$	249,211
2020		253,963
2021		258,810
2022		263,754
2023		178,062
Total	$	1,203,800

Rent paid under this lease agreement was $20,637 for year ended December 31, 2018.

NOTE G - PROPERTY AND EQUIPMENT

A summary of the cost and accumulated depreciation of premises and equipment follows:

December 31, 2018		
Computer equipment and website	$	23,275
Accumulated depreciation		(5,991)
Property and equipment, net	$	17,284

Depreciation expense for the year ended December 31, 2018 amounted to $2,234.

NOTE H - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 15, 2019, the date which the financial statements were available to be issued, and has determined that the Company had no events occurring subsequent to December 31, 2018 requiring disclosure.

MCP SECURITIES, LLC

**Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934**

December 31, 2018

MCP SECURITIES, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934
AND AGGREGATE INDEBTEDNESS

December 31, 2018

Net Capital		
Total member's equity qualified for net capital	$	3,496,910
Additions:		
Subordinated loans		200,000
Deduction for non-allowable assets:		
Accounts receivable - non-allowable		(3,342,683)
Property and equipment		(17,284)
Prepaid expenses		(123,090)
Net capital	$	213,853
Minimum net capital required (greater than $5,000 or 6 2/3% of aggregate indebtedness)	$	7,975
Aggregate Indebtedness:		
Liabilities, net of subordinated loan	$	119,623
Minimum net capital based on aggregate indebtedness	$	7,975
Ratio of aggregate indebtedness to net capital		.5594 to 1.0
Excess net capital	$	205,878

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF UNAUDITED FORM X-17A-5 AS OF DECEMBER 31, 2018.

There was no significant difference between net capital in Part IIA of Form X-17A-5 and net capital above.

MCP SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2018

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
December 31, 2018

The Company is not required to file the above schedule as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) of the rule and does not hold customers' monies or securities.



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of MCP Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MCP Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which MCP Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) MCP Securities, LLC stated that MCP Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. MCP Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MCP Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 15, 2019

MCP Securities

February 16, 2019

Ohab and Company, P.A.
100 E. Sybelia Ave. Ste 130
Maitland, FL 32751

Attn: Pamela Ohab

MCP Securities (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17C.F.R. §240.15c3-3 under the following provisions of 17C.F.R. §240.15c3-3(k)(2)(i):

(2) The Company met the identified exemption provisions in 17C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

I, Jill Reckamp affirm that, to the best of my knowledge and belief, this Exemption report is true and correct.

By:_____

Title: CFO/FINOP

Date: February 16, 2019



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

Board of Directors of MCP Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules and related supplemental guidance, which are enumerated below, and were agreed to by MCP Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating MCP Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. MCP Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2.   Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018 noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4.   Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5.   Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, MCP Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the MCP Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
March 15, 2019

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068473 FINRA DEC
MCP SECURITIES LLC
777 THIRD AVENUE, 25TH FLOOR
NEW YORK, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JILL RECKAMP 678-679-8639

WORKING COPY

2. A. General Assessment (item 2e from page 2) $53,213.21

B. Less payment made with SIPC-6 filed (**exclude interest**) (40,811.25)
8/14/2018
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 12,401.96

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $12,401.96

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $12,401.96

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MCP SECURITIES LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO/FINOP
(Title)

Dated the_____ day of__________, 20____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning <u>JANUARY 1, 2018</u> and ending <u>DECEMBER 31, 2018</u>

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ <u>35,548,225</u>

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

REIMBURSED EXPENSES

72,752

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions 72,752

2d. SIPC Net Operating Revenues $ 35,475,473

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 53,213.21

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